Marina Biotech, Inc.

3830 Monte Villa Parkway

Bothell, WA 98021

(425) 908-3600

October 31, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Rose Zukin

RE:	Marina Biotech, Inc.
Registration Statement on Form S-3
Originally filed July 25, 2011
File No. 333-175769

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Marina Biotech, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above referenced Registration Statement, as amended, be accelerated so that it will become effective at 9:00 a.m. on November 2, 2011, or as soon thereafter as practicable.

The Registrant acknowledges that:

(a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Philip C. Ranker
Philip C. Ranker
Interim CFO and Secretary